DREYFUS GNMA FUND, INC.

Statement of Investments
July 31, 2005 (Unaudited)

Bonds and Notes -	98.0%	Principal Amount($)	Value($)
U.S. Government Agencies/Mortgage-Backed	**90.6%**		
Government National Mortgage Association I:			
5%		121,635,000 a	120,835,858
5%, 5/15/2033-5/15/2035		19,837,488	19,730,929
5.5%, 6/15/2020-7/15/2035		186,609,705	189,120,496
6%		15,925,000 a	16,377,748
6%, 10/15/2019-9/15/2034		56,730,693	58,403,322
6.5%		24,675,000 a	25,785,375
6.5%, 9/15/2008-6/15/2032		10,037,341	10,455,412
7%, 11/15/2022-12/15/2022		30,288	32,162
7.5%, 12/15/2006-5/15/2026		11,242,824	12,098,634
8%, 4/15/2008-12/15/2022		5,251,953	5,604,204
8.5%, 2/15/2006-12/15/2022		4,053,872	4,435,332
9%, 1/15/2019-12/15/2022		2,967,986	3,258,602
9.5%, 3/15/2018-11/15/2024		785,564	874,672
Ser. 2002-52, Cl. AG, 6%, 9/20/2029		120,717	120,837
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029		4,260,000	4,368,453
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027		3,432,718	3,361,214
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030		3,500,000	3,463,145
Ser. 2005-34, Cl. A, 3.956%, 9/16/2021		4,271,321	4,205,368
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020		8,459,994	8,289,102
Ser. 2005-50, Cl. A, 4.015%, 11/16/2010		5,173,000	5,071,157
Ser. 2005-52, Cl. A, 4.287%, 1/16/2030		2,600,000	2,578,160
Ser. 2005-59, Cl. A, 4.388%, 5/16/2010		3,500,000	3,474,844
Construction Loans, 6.75%, 3/15/2040		8,127,055	8,094,147
			510,039,173
Government National Mortgage Association II:			
3.375%, 4/20/2030-6/20/2032		9,255,133 b	9,371,586
3.5%, 7/20/2030-8/20/2032		16,195,249 b	16,295,468
3.75%, 9/20/2027		17,556 b	17,783
4.375%, 2/20/2027		35,478 b	35,945
4.5%, 1/20/2034		1,332,288 b	1,338,051
5%, 9/20/2033- 7/20/2035		55,744,187	55,275,854
5.5%		13,778,000 a	13,939,461
5.5%, 3/20/2035-7/20/2035		56,201,180	56,833,443
6%, 12/20/2028-7/20/2035		26,898,489	27,599,473
6.5%, 5/20/2031-7/20/2031		1,863,484	1,940,353
7%, 4/20/2024-4/20/2032		19,697,665	20,723,476
7.5%, 9/20/2030		303,150	322,663
9.5%, 9/20/2017-2/20/2025		185,602	205,245
			203,898,801
Federal Home Loan Mortgage Corp.:			
5%, 3/1/2020		1,439,697	1,444,636
Stripped Securities, Interest Only Class:			
Ser. 1583, Cl. ID, 7%, 2/15/2023		9,050 c	5

Ser. 2630, Cl. IE, 5%, 12/15/2025		2,989,900 c	417,181
			1,861,822
Federal National Mortgage Association:			
6%		41,250,000 a	42,603,413
Ser. 2003-49, Cl. JE, 3%, 4/25/2033		2,287,908	2,166,326
Ser. 2004-58, Cl. LJ, 5%, 7/25/2034		5,475,113	5,537,967
Whole Loan,			
Ser. 2001-W1, Cl. AF6, 6.902%, 7/25/2031		4,392,706 b	4,385,572
			54,693,278
Total U.S. Government Agencies/Mortgage-Backed			**770,493,074**
Asset-Backed Ctfs./Commercial	.3%		
Long Beach Asset,			
Ser. 2004-6, Cl. N1, 4.5%, 2034		2,332,711 d	**2,334,075**
Asset-Backed Ctfs./Home Equity Loans	.9%		
Conseco Finance,			
Ser. 2001-D, Cl. A4, 5.53%, 2032		874,939	877,755
Equivantage Home Equity Loan Trust,			
Ser. 1997-1, Cl. A4, 7.775%, 2028		1,780,570	1,777,787
GE Capital Mortgage Services,			
Ser. 1999-HE1, Cl. A7, 6.265%, 2029		5,190,556	5,266,390
			7,921,932
Residential Mortgage Pass-Through Ctfs.-	3.7%		
Countrywide Home Loans,			
Ser. 2002-35, Cl. 1A5, 5%, 2018		1,960,684	1,956,192
First Horizon Alternative Mortgage Securities,			
Ser. 2004-FA1, Cl. 1A1, 6.25%, 2034		9,689,495	9,892,515
GSR Mortgage Loan Trust,			
Ser. 2004-12, Cl. 2A2, 3.554%, 2034		12,463,389 b	12,246,952
Nomura Asset Acceptance,			
Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035		2,225,000	2,212,273
Ocwen Residential MBS,			
Ser. 1998-R1, Cl. B1, 7%, 2040		5,100,856 d	5,218,724
			31,526,656
U.S. Government -	2.5%		
U.S. Treasury Inflation Protected Securities,			
1.875%, 7/15/2013		18,894,047 e	18,947,946
U.S. Treasury Notes,			
4%, 6/15/2009		2,528,000 f	2,517,711
			21,465,657
Total Bonds and Notes			
(cost $ 834,776,235)			**833,741,394**

		Face Amount Covered by Contracts($)	Value ($)
Options-	.0%		
Call Options:			
U.S. Treasury Notes,			
4%, 2/15/2015, August 2005 @ $98.65625		8,750,000	1,663
U.S. Treasury Notes,			
4.125%, 5/15/2015, August 2005 @ $101.328125		8,680,000	5,208

Total Options
  (cost $ 194,698)   **6,871**

		Principal Amount($)	Value($)
Short-Term Investments-	**27.0%**		
U.S. Treasury Bills:			
2.71%, 8/4/2005		25,000,000	24,994,000
2.71%, 8/11/2005		55,000,000	54,954,350
2.85%, 8/18/2005		80,000,000	79,882,400
2.91%, 8/25/2005		70,000,000	69,835,500
2.97%, 9/8/2005		75,000 f	74,754
Total Short-Term Investments			
(cost $229,759,106)			**229,741,004**

		Shares	Value ($)
Other Investment-	**.2%**		
Registered Investment Company,			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $ 1,968,000)		1,968,000 g	**1,968,000**

Total Investments (cost $ 1,066,698,039)		**125.2%**	**1,065,457,269**
Liabilities, Less Cash and Receivables		**-25.2%**	**(214,403,578)**
Net Assets		**100.0%**	**851,053,691**

a   *Purchased on a forward commitment basis.*
b   *Variable rate security-interest rate subject to periodic change.*
c   *Notional face amount shown.*
d   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2005, these securities amounted to $ 7,552,799 or .9% of net assets.*
e   *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
f   *Fully or partially held by a broker as collateral for open financial futures positions.*
g   *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

DREYFUS GNMA FUND, INC.

Statement of Options Written
July 31, 2005 (Unaudited)

Call Options:	Face Amount Covered by Contracts($)	Value ($)
U.S. Treasury Notes,		
4%, 2/15/2015, August 2005 @ $100.171875	17,500,000	2
U.S. Treasury Notes,		
4.125%, 5/15/2015, August 2005 @ $102.859375	17,360,000	1,389
(Premiums received $ 194,699)		**1,391**

DREYFUS GNMA FUND, INC.

Statement of Financial Futures
July 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 7/31/2005 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	8	1,651,875	September 2005	(9,375)
Financial Futures Short				
U.S. Treasury 10 Year Notes	230	25,526,406	September 2005	396,827
				387,452